Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

18 July 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


03029022


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C.
188
SECTION

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~ 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 18 July 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

8/5

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

18 July 2003

The Australian Stock Exchange Limited
Company Announcement Office

SAM'S SEAFOOD PROPOSES OFF-MARKET CASH BID FOR GLOBAL SEAFOOD AUSTRALIA LTD.

Sam's Seafood Holdings Limited ("the Company") wishes to announce that it intends to make a conditional, off-market, cash takeover offer ("Offer") for the full complement of issued ordinary shares in Global Seafood Australia Limited ("Global Seafood"). The bid will be conducted through Sam's Seafood's wholly-owned subsidiary, Sam's Seafood Investments Pty Ltd.

As at the date of this Announcement, Sam's Seafood held no relevant interest in Global Seafood shares nor did it maintain any voting power in relation to Global Seafood.

The acquisition of Global Seafood, (which specialises in the processing, exporting and wholesale distribution of seafood) would signify an important milestone in achieving Sam's Seafood's strategic vision to evolve into a diverse, broad-based seafood company. With an estimated joint turnover in excess of $100 million, a successful bid for Global Seafood would render Sam's Seafood as one of the largest market participants in Australia. Global Seafood represents a significant opportunity for Sam's Seafood, with the acquisition complementing and supporting its current operations both domestically and internationally. The Company believes this confidence has been reflected in the offer price, which represents a fair price.

The offer price of 12.5 cents per share symbolises optimum value, given the recent trading history of Global Seafood shares ranging from 7.5 cents to 12 cents following Global Seafood's ASX announcement dated 27 June 2003. In consideration of the thin volumes in which Global Seafood shares have traded in recent months, the offer price represents an even greater premium than Global Seafood shareholders could expect to derive if they elected to dispose of larger holdings on the open market.

Rationale for the Offer

Sam's Seafood's offer presents Global Seafood shareholders with an opportunity to retrieve a reasonable portion of their investment within a market where the realistic financial prospects for Global Seafood continue to appear bleak. Furthermore:

- Global Seafood reported an annual loss for the year ended 30 June 2002 exceeding $2 million.
- The company recorded a half-year loss to 31 December 2002 of almost $300,000.
- Global Seafood issued a profit warning to the ASX on 27 June 2003 indicating that the company would likely post a full year loss of $1.4 million.

Under these adverse circumstances, Global Seafood will still be required to service extensive external debt obligations. The prospect for Global Seafood shareholders to see a return to the value of their shares in the immediate future appears remote.

Having successfully raised approximately $8.8 million through a recent preference share issue, Sam's Seafood is in an ideal position to proceed with strategic acquisitions such as Global Seafood.

Conditions.

The Offer will be subject to a number of conditions, details of which are set out in the Annexure following this announcement.

Detailed information in relation to the Offer and the conditions of the Offer will be set out in a bidder's statement to be lodged with the Australian Securities and Investment Commission (ASIC) in August 2003.

Yours faithfully,



Ken Situ
Company Secretary

For further information, please contact:

Grahame Denovan, Chairman, Sam's Seafood Holdings Limited	**0418 212 474**
Anna Whybird, Black Ink Public Relations	**0403 532 218**

ANNEXURE

Conditions of the Global Seafood Offer

Regulatory Approval Conditions

All necessary regulatory approvals being obtained and remaining in force on an unconditional basis. No court, governmental, regulatory or similar decisions, orders, investigations, or applications in relation to the Offer which restrain, prohibit or impede or threaten to restrain, prohibit or impede the Offer or its completion or the implementation of the intentions set out in the Bidder's Statement (other than exercises of discretion by ASIC or the Takeovers Panel).

Accounting Conditions – Forecast Loss Confirmation

Global Seafood's Target Statement containing a statement ("the Forecast Loss Confirmation"), expressed to be made with the approval of the Directors of Global Seafood, which confirms, after due enquiry, the matters set out below, and the Forecast Loss Confirmation not being materially varied, revoked or qualified (whether in any supplementary statement made by Global Seafood or otherwise) prior to the close of the Offer.

In relation to the financial year ending 30 June 2003 Global Seafood's forecast consolidated net operating loss of $1.4 million announced by Global Seafood on 27 June 2003 ("the Forecast Loss") is still based on reasonable and attainable assumptions.

Accounting Conditions – Assets and Liabilities Confirmation

Global Seafood's Target Statement containing a statement ("the Assets and Liabilities Confirmation"), expressed to be made with the approval of the Directors, which confirms, after due enquiry, each of the matters set out below, and the Assets and Liabilities Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer.

As at the date of the Assets and Liabilities Confirmation:

(a) there are no contingent liabilities (tax, environmental, warranty or other) or off balance sheet debt items, the nature, size and existence of which were not disclosed in the 2002 Annual Accounts, or the half yearly report of Global Seafood for the period to 31 December 2002;

(b) the levels of inventories, debtors and trade creditors as at 30 June 2003 are expected to be reflective of ordinary course of business on activities not materially different from the preceding twelve (12) months and not subject to significant write downs; and

(c) there are no expected abnormal write downs of assets of Global Seafood for the year ending 30 June 2003.

Material adverse change of Global Seafood

Before the end of the Offer Period, there not having occurred, been announced or become known to Sam's Seafood (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or

June 2002 (except for such events, changes or conditions disclosed in public filings by Global Seafood or any of its subsidiaries prior to the date of this announcement (the "Announcement Date") and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Sam's Seafood that information publicly filed by Global Seafood or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading.

(As at the Announcement Date, Sam's Seafood was not aware of any event, change or condition that may cause a breach of this condition).

Material adverse change of Sam's Seafood

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or made known to Sam's Seafood any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Sam's Seafood and its subsidiaries, taken as a whole (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing for the Offer, or that is within the sole control of, or is a direct result of action by, Sam's Seafood or any of its subsidiaries).

Index Decline

Between the Announcement Date and the end of the Offer Period the All Ordinaries Index does not fall more than 7.5% from the closing level of that index on the day before the Announcement Date at any time on any ASX trading day.

No prescribed occurrences

During the period from the Announcement Date to the end of the Offer Period, no Prescribed Occurrences (being the occurrences listed in section 652C of the Corporations Act) happen.

Minimum Acceptance Condition

During or at the end of the Offer Period, the Bidder, Sam's Seafood and their associates have a relevant interest in that number of Global Seafood Shares which is equal to at least fifty point one percent (50.1%) of the share capital of Global Seafood then on issue or hold at least fifty point one percent (50.1%) of the voting rights of Global Seafood.

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

---

16/07/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
JUL 31 2003
WASH, D.C.
188
SECTION

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 16 July 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

sRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Adrian Charles Vos
Date of last notice	1 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 July 2003
No. of securities held prior to change	506,986
Class	Ordinary Shares
Number acquired	5,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,250
No. of securities held after change	511,986

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.